Exhibit 12 Statement re computation of ratios
	Three Months Ended April 30,		Fiscal Years Ended
	2000	1999	2000	1999	1998	1997	1996
Income before income taxes	2,134	1,809**	9,083	7,323	5,719	4,877	4,359
Capitalized interest	(14)	(10)	(57)	(41)	(33)	(44)	(50)
Minority interest	(23)	(33)	(170)	(153)	(78)	(27)	(13)
Adjusted profit before tax*	2,097	1,766	8,856	7,129	5,608	4,806	4,296

Fixed charges
Debt interest	263	127	756	529	555	629	692
Capital lease interest	67	64	266	268	229	216	196
Capitalized interest	14	10	57	41	33	44	50
Interest component of rent	125	143	458	523	477	449	425
Total fixed expense	469	344	1,537	1,361	1,294	1,338	1,363

Profit before taxes and fixed expenses	2,566	2,110	10,393	8,490	6,902	6,144	5,659

Fixed charge coverage	5.47	6.13	6.76	6.24	5.33	4.59	4.15

*  Does not include the cumulative effect of accounting change recorded by the company in Fiscal 2000

** Restated to reflect the first quarter 2000 impact of the accounting change recorded by the Company in fiscal 2000.